Exhibit g(6)

EXHIBIT B

AMENDED AND RESTATED FEE LETTER

This amended and restated fee letter constitutes our agreement with respect to compensation to be paid to Lazard Asset Management LLC (the “Sub-Adviser”) under the terms of an Investment Sub-Advisory Agreement dated August 15, 2017 between Versus Capital Advisors, LLC (the “Advisor”) and the Sub-Advisor, as amended from time to time for services provided (the “Agreement”) and replaces all previous fee letters. Pursuant to this Fee Letter and in consideration of the services to be provided under the Agreement, the Adviser shall pay the following annual fee, to be calculated and accrued daily and paid quarterly, in arrears, as set forth below.

Effective as of December 31, 2018, the Sub-Adviser’s annual fee for acting as investment manager is as follows:

0.40% of the Fund’s assets managed by the Sub-Adviser for the first $50 million and

0.30% of the Fund’s assets managed by the Sub-Adviser over $50 million

Billing Period and Fee Calculation Methodology

The above fee shall be calculated on the basis of the average daily net asset value (as defined in the Fund’s prospectus) of the aggregate assets under management in the Account (as defined in the Agreement). The fees shall be paid within 30 days of the start of each succeeding calendar quarter. If the Sub-Adviser serves for less than a complete period, the fees owed to the Sub-Adviser shall be calculated on a pro-rata basis for the period for which the Sub-Adviser has served.

Lazard Asset Management LLC
By:	/s/ Nathan A. Paul
Name:	Nathan A. Paul
Title:	Chief Business Officer